spreadable bacon... FINALLY!



- USDA CERTIFIED & MADE WITH *real uncured bacon*
- ABF, *no* NITRATES *or* NITRITES ADDED & GLUTEN *free*
- HUMANELY RAISED AND LOCALLY SOURCED PORK
- MERHANDISE IN *deli, meat, cheese or condiment*
- USED IN *top restaurants on Burgers, Apps, Sandwiches, & Desserts*

TBJ GOURMET™
fun fine foods

no added NITRATES or NITRITES*
TBJ GOURMET
fun fine foods
CLASSIC
UNCURED BACON JAM
a sweet and savory spread







classic
sweet and savory

no added NITRATES or NITRITES*
TBJ GOURMET
fun fine foods
BLACK PEPPERCORN
UNCURED BACON JAM
a robust peppery spread

black peppercorn
robust and peppery

no added NITRATES or NITRITES*
TBJ GOURMET
fun fine foods
SWEET CHILI
UNCURED BACON JAM
a warm and smoky spread

sweet chili
warm and smoky

@tbjgourmet | *fun fine foods* | tbjgourmet.com

1554 Paoli Pike, Suite 254
West Chester, PA 19380
856-222-2000



Product of USA

PRODUCT:	T.B.J CLASSIC UNCURED BACON JAM CLASSIC BACON JAM	T.B.J BLACK PEPPERCORN UNCURED BACON JAM BLACK PEPPERCORN BACON JAM	T.B.J SWEET CHILI UNCURED BACON JAM SWEET CHILI BACON JAM
CATEGORY:	Delis / Meat / Specialty Cheese / Condiment / Gift / Seasonal		
DESCRIPTION:	Our flagship bacon spread bursting with sweet and salty bacon goodness, this flavor pairs well with foods at any meal. Go traditional and try it on a burger or with breakfast foods, or take party hors d'oeuvres like crackers with goat cheese or brie from ordinary to exceptional.	Peppered bacon offers a balance to sweetness and that perfect kick to step up the complexity of flavor. Perfect for deli sandwiches, steak, fish and grilled foods — spruce up those veggies (our favorite is Brussels sprouts)!	Just the right amount of sweet chili, garlic and bacon give this bacon spread flavor a warm, barbecue-like taste. Step up main dishes such as pork tenderloin, wings and scallops, or make a killer mac 'n cheese combo.
SIZE:	9oz	9oz	9oz
SKU:	CLS9	PEP9	SWC9
BAR CODE:	8 53981 00502 7	8 53981 00500 3	8 53981 00501 0
CASE SIZE:	6 jars/case		
SHELF LIFE:	12 month minimum shelf life at delivery		













NUTRITION FACTS:

Nutrition Facts
13 servings
Serv size 1 tbsp (20g)
Calories per serving **50**

Amount/serving	% DV	Amount/serving	% DV
Total Fat 2g	**3%**	**Total Carb** 7g	**3%**
Sat Fat 0.5g	**3%**	Total Sugars 7g	
Cholest 5mg	**2%**	Incl 6g Added Sugars	**12%**
Sodium 90mg	**4%**	**Protein** 2g	

Not a significant source of *trans* fat, fiber, vit D, calcium, iron, and potas.



T.B.J GOURMET™ *fun fine foods*

@tbjgourmet | *fun fine foods* | tbjgourmet.com

1554 Paoli Pike, Suite 254
West Chester, PA 19380
856-222-2000



Product of USA